Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

November 24, 2008

John Reynolds Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Pantheon China Acquisition Corp. Schedule 14A Filed November 7, 2008 File No. 000-52275

Dear Mr. Reynolds:

On behalf of our client, Pantheon China Acquisition Corp., a Delaware corporation (the “Company”), we hereby respond through EDGAR to comments issued on November 21, 2008 to the Company’s Preliminary Proxy Statement on Schedule 14A and addressed to Mr. Mark D. Chen. Contemporaneous with this submission we are filing a complete copy of an amended preliminary Proxy Statement on Schedule 14A for the Company (the “Amended Schedule 14A”) reflecting our responses.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amended Schedule 14A.

Amended Schedule 14A responds to the comments set forth in the Staff’s letter dated November 21, 2008 (the “Staff’s Letter”).

In order to facilitate your review of the Amended Schedule 14A, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amended Schedule 14A.

John Reynolds November 24, 2008 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.
It appears that the Company’s warrants would be deemed exercisable after a merger with CCBS. With a view to disclosure, please advise us whether any agreements, such as your Underwriters Agreement (including Section 8.8(ii)) or Warrant Agreement would require modification or amendment in order to permit warrants to continue in existence and/or become exercisable without having consummated a business combination within the later of a year after the date of the prospectus or completion of a business combination as described in the prospectus, which must occur within 24 months of the date of the prospectus. We may have further comment.

COMPANY RESPONSE: Pantheon has reviewed the terms of its Warrant Agreement, Underwriters Agreement and Letter Agreements and believes that (i) the Warrant Agreement does not contain any provisions relating to the original termination date nor would any amendment to such Warrant Agreement be required in the event the extension proposal described in the Amended Schedule 14A be approved by Pantheon’s stockholders; (ii) Section 8.8(ii) of the Underwriting Agreement contains a covenant provided by Pantheon to the underwriter of its initial public offering, which underwriter has indicated that it will waive compliance with such covenant should the extension proposal be approved; and (iii) Paragraph 2 of the Letter Agreements contains a covenant provided by the signatory to Pantheon, which similarly will waive compliance with such covenant should the extension proposal be approved. Further disclosure regarding the waivers to be granted by such underwriter and Pantheon has been added on pages 22 and 26 in the Amended Schedule 14A.

2.
We note the statement on page four that “the Pantheon IPO prospectus did not contemplate the possibility of extending the date by which Pantheon must complete a business combination to avoid liquidation.” We note that the Form S-1 disclosed that “[a]ny vote to extend our corporate life to continue perpetually will be taken only if the business combination is approved” and that you believe that the non-extension provision is an obligation to your shareholders. Please revise to disclose the extent to which your IPO prospectus discussed the possibility of amending your termination date, including management’s perceived obligation not to seek an extension amendment.

John Reynolds November 24, 2008 Page 3

COMPANY RESPONSE: Pantheon has revised the disclosure throughout the Amended Schedule 14A, including on pages 3, 4, 8, 9, 11, 13, 18, 26, and 28, as follows:

“Pantheon’s IPO prospectus stated that Pantheon would not take any action allowing it to survive for a longer period of time if it did not appear it would be able to consummate a business combination within the time allotted in its certificate of incorporation.”

Questions and Answers About the Special Meeting, page 7

3.
Please disclose the basis for determining that your proposed amendment to the trust account agreement will “effectively preclude any additional extension of the period in which Pantheon is permitted to consummate a business combination.” In your disclosure, please explain why the provisions in your certificate of incorporation, Letter Agreements, Underwriting Agreement, and your disclosures in your prospectus do not preclude your proposed Extension Amendment, but your proposed revisions to the trust account agreement will preclude any future extension amendments.

COMPANY RESPONSE: Pantheon has revised the disclosure throughout the Amended Schedule 14A, including on pages 4, 6, 7, 13 and 17, to clarify that these amendments will make further extensions difficult for Pantheon to effect (rather than effectively precluding) as Pantheon believes that obtaining a unanimous vote of its stockholders is highly unlikely due to the diverse interests of its public stockholders.

The Extension Amendment, page 26

Reasons for the Proposal, page 26

4.
On page 27 you disclose that if the maximum permissible number of public shares elect conversion in connection with both the proposed Extension Amendment and a future business combination, approximately $22.million will remain in the trust account. Please disclose what effect the potential reduction in the trust account balance would have on your 80% value requirement for potential target companies, discussed in your Form S-1 and on page 36 of your proxy.

COMPANY RESPONSE: Pantheon will only pursue and present for stockholder approval an acquisition that meets the “80% Test” as applied to the size of its trust account as of the consummation of its initial public offering, plus accrued interest since that date and less taxes and approved withdrawal, but not reduced for any conversion effected in connection with the extension proposal described in the Amended Schedule 14A. Pantheon believes that this approach best reflects the understanding reached with its IPO investors. Pantheon has revised the disclosure on pages 4, 27 and 32 of the Amended Schedule 14A accordingly.

John Reynolds November 24, 2008 Page 4

5.
Additionally, with a view to disclosure, please advise us if two consecutive cash conversions at the maximum amount would effectively permit a business combination to be approved despite approximately 40% cash conversions, which is double the allowable amount according to the Form S-1.

COMPANY RESPONSE: Pantheon hereby supplementally advises the staff that the effective limit on cash conversions is approximately 40%. Accordingly, Pantheon has revised the disclosure on page 27 of the Amended Schedule 14A to clarify that effective limit on cash conversions will be approximately 40% if the extension proposal is approved.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum Mitchell S. Nussbaum Loeb & Loeb LLP